UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)* Replay Acquisition Corp.
(Name of Issuer) Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities) G75130107
(CUSIP Number) Edmond Safra c/o Replay Acquisition Corp. 767 Fifth Avenue, 46th Floor New York, New York 10153 (212) 891-2700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 26, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Edmond Safra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,350,000
	8	SHARED VOTING POWER 7,097,500
	9	SOLE DISPOSITIVE POWER 2,350,000
	10	SHARED DISPOSITIVE POWER 7,097,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,447,500*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 26.3%
14	TYPE OF REPORTING PERSON IN, HC

* Consists of (i) 7,097,500 shares held directly by Replay Sponsor, LLC (the “Sponsor”) and indirectly by Edmond Safra and Gregorio Werthein as managers of the Sponsor and (ii) 2,350,000 shares held directly by EMS Opportunity Ltd. (“EMS Opportunity”) and indirectly by Mr. Safra as the sole shareholder of EMS Capital Holding Inc. (“EMS Holding”), which is the general partner of EMS Capital LP (“EMS Capital”), the investment manager of EMS Opportunity. Each of Messrs. Safra and Werthein disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

1	NAME OF REPORTING PERSONS EMS Opportunity Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,350,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,350,000*
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,350,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 6.5%
14	TYPE OF REPORTING PERSON OO

* The shares are held directly by EMS Opportunity and indirectly by Edmond Safra as the sole shareholder of EMS Holding, which is the general partner of EMS Capital, the investment manager of EMS Opportunity. Mr. Safra disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

1	NAME OF REPORTING PERSONS EMS Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,350,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,350,000*
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,350,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 6.5%
14	TYPE OF REPORTING PERSON IA, PN

* The shares are held directly by EMS Opportunity and indirectly by Edmond Safra as the sole shareholder of EMS Holding, which is the general partner of EMS Capital, the investment manager of EMS Opportunity. Mr. Safra disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

1	NAME OF REPORTING PERSONS EMS Capital Holding Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,350,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,350,000*
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,350,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 6.5%
14	TYPE OF REPORTING PERSON HC, CO

* The shares are held directly by EMS Opportunity and indirectly by Edmond Safra as the sole shareholder of EMS Holding, which is the general partner of EMS Capital, the investment manager of EMS Opportunity. Mr. Safra disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on April 18, 2019 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On October 26, 2020, Gregorio Werthein transferred 350,000 of the Units acquired by him in connection with the Issuer’s initial public offering to EMS Opportunity Ltd. at the original purchase price, pursuant to an internal partner re-allocation.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

In connection with the execution and delivery of the Transaction Agreement (the “Transaction Agreement”), dated as of October 12, 2020, by and among the Issuer; Finance of America Equity Capital LLC, a Delaware limited liability company (“FoA”); Finance of America Companies Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“New Pubco”); RPLY Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of New Pubco; RPLY BLKR Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of New Pubco; Blackstone Tactical Opportunities Fund (Urban Feeder) – NQ L.P., a Delaware limited partnership; Blackstone Tactical Opportunities Associates – NQ L.L.C., a Delaware limited liability company; BTO Urban Holdings L.L.C., a Delaware limited liability company, Blackstone Family Tactical Opportunities Investment Partnership – NQ – ESC L.P., a Delaware limited partnership, Libman Family Holdings LLC, a Connecticut limited liability company, The Mortgage Opportunity Group LLC, a Connecticut limited liability company, L and TF, LLC, a North Carolina limited liability company, UFG Management Holdings LLC, a Delaware limited liability company, and Joe Cayre; and BTO Urban and Family Holdings, solely in their joint capacity as the representative of the Sellers pursuant to Section 12.18 of the Transaction Agreement, Mr. Safra and EMS Opportunity entered into a letter agreement, dated October 12, 2020 (the “Sponsor Agreement”), with New Pubco, the Issuer, FoA, the Sponsor and the Issuer’s other officers and directors. The Sponsor Agreement amends and restates the Letter Agreement in its entirety.

Pursuant to the Sponsor Agreement, Mr. Safra, EMS Opportunity, the Sponsor and the Issuer’s other officers and directors (collectively, the “Sponsor Persons”) agreed to (i) vote or cause to be voted at the special meeting of the Issuer’s shareholders (the “Special Meeting”) to be held in connection with the transactions contemplated by the Transaction Agreement (collectively, the “Proposed Transaction”) all of their Founder Shares and all other equity securities that they hold in the Issuer in favor of each proposal in connection with the Proposed Transaction and the Transaction Agreement and any other matters reasonably necessary for consummation of the Proposed Transaction, (ii) use reasonable best efforts to cause to be done all reasonably necessary, proper or advisable actions to consummate the Proposed Transaction, (iii) waive all redemption rights and certain other rights in connection with the Proposed Transaction and (iv) be bound by the same exclusivity obligations that bind the Issuer and certain other parties in the Transaction Agreement. Also pursuant to the Sponsor Agreement, (a) immediately prior to the Domestication (as defined in the Transaction Agreement), all of the Private Placement Warrants owned by the Sponsor will be exchanged for Ordinary Shares (the “Warrant Exchange”) and (b) excluding the Founder Shares held by Daniel Marx, Mariano Bosch or Russell Colaco (unless transferred to any other Sponsor Person or permitted transferee thereof), 40% of the Founder Shares held by the Sponsor will be vested and wholly owned by the Sponsor as of the closing of the Proposed Transaction (the “Closing”) and 60% of the Founder Shares held by the Sponsor will be subject to vesting and forfeiture in accordance with terms and conditions set forth in the Sponsor Agreement. The Sponsor Agreement also provides for a one-year post-Closing lock-up period applicable to the transfer of a Sponsor Person’s New Pubco securities, other than any securities of the Issuer issued in Replay’s initial public offering or purchased on the open market, pursuant to the private placement to be consummated in connection with the Closing (the “PIPE”) or acquired through the Warrant Exchange (collectively, the “Excluded Securities”) and a 180-day post-Closing lock-up period applicable to the transfer of a Sponsor Person’s Excluded Shares, other than any Excluded Shares purchased in connection with the PIPE or on the open market after the date of the Sponsor Agreement.

The foregoing summary of certain terms of the Sponsor Agreement is not complete and is qualified in its entirety by reference to the full text of the Sponsor Agreement, which is referenced as Exhibit 10 to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	As described in Item 4, Mr. Safra may be deemed the beneficial owner of 9,447,500 Ordinary Shares and EMS Opportunity, EMS Holding and EMS Capital may be deemed the beneficial owners of 2,350,000 Ordinary Shares, representing approximately 26.3% and 6.5%, respectively, of the outstanding Ordinary Shares. This does not include shares issuable upon exercise of the Private Placement Warrants and the Public Warrants underlying the Units acquired by EMS Opportunity in the Issuer’s initial public offering because such warrants are not exercisable within the following 60 days.

The aggregate percentage of Ordinary Shares beneficially owned by Mr. Safra is calculated based upon 35,937,500 Ordinary Shares reported to be outstanding in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019.

(b)	By virtue of his control of EMS Holding, Mr. Safra has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of the 2,350,000 Ordinary Shares underlying the Units acquired by EMS Opportunity in the Issuer’s initial public offering and pursuant to the subsequent re-allocation. As managers of the Sponsor, Mr. Safra and Gregorio Werthein share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 7,097,500 Ordinary Shares held by the Sponsor. The principal business address of Mr. Werthein is 767 Fifth Avenue, 46th Floor, New York, New York 10153. Mr. Werthein is the Co-Chief Executive Officer of the Issuer. During the last five years, Mr. Werthein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Werthein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws. Mr. Werthein is a citizen of Argentina.

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days.

(d)	Except as described in this paragraph, as of the date of this Schedule 13D, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D. EMS EC Investments LP holds 50% of the economic interests of the Sponsor and has designated Mr. Safra as a member of the board of managers of the Sponsor. Messrs. Safra and Werthein, as managers of the Sponsor, have the right, acting together, to direct the receipt of dividends in respect of, and proceeds from the sale of, the Founder Shares and the Private Placement Warrants (including the Ordinary Shares underlying the Private Placement Warrants). An additional minority holder of the economic interests of the Sponsor has the right to receive dividends from, or the proceeds from the sale of, such securities held by the Sponsor.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to incorporate by reference the additional information included in Item 4 of this Amendment No. 1.

Item 7.	Material to be Filed as Exhibits.

10	Sponsor Agreement, dated as of October 12, 2020, among Finance of America Companies Inc., Replay Sponsor, LLC, Replay Acquisition Corp., Finance of America Equity Capital LLC and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 16, 2020).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 5, 2020

EMS Opportunity Ltd.

By:	/s/ Edmond Safra
	Name:	Edmond Safra
	Title:	Authorized Signatory

EMS Capital LP

By:	EMS Capital Holding Inc., its general partner

By:	/s/ Edmond Safra
	Name:	Edmond Safra
	Title:	President

EMS Capital Holding Inc.

By:	/s/ Edmond Safra
	Name:	Edmond Safra
	Title:	President

/s/ Edmond Safra
	Name:	Edmond Safra